January 16, 2007

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stryker Corporation
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 000-09165

Dear Mr. James:

This letter is in response to your letter dated and received January 3, 2007.  Your letter requested certain information in response to a comment set forth therein with respect to Stryker Corporation's (the Company) filing listed above.  For your convenience, we have restated your comment prior to our response.  In our response, we have indicated that certain changes will be incorporated into our future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1)   Please refer to prior comment 4.  We note the revised disclosure provided in your response.  However, we continue to believe that your disclosure that you "exclude certain charges that affect comparability of operating results and the trend of earnings" is too vague and that your disclosure in future filings should provide a more specific and substantive discussion of the nature of the adjusting items and why your management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding your results of operations.  It should be clear from your discussion what types of items management has included or excluded from the GAAP financial measure and why.  The explanation should also be consistent with the actual adjusting items presented in the reconciliation.  You should also include, to the extent material, the additional purposes, if any, for which your management uses the non-GAAP financial measure.  Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.  Please revise future filings to comply.

January 16, 2007

      Subject to changes in circumstances, the Company will expand its disclosure in future filings to provide more clarity regarding the nature of adjusting items and to discuss additional uses of the non-GAAP financial measures as follows:

Throughout this discussion, references are made to the following non-GAAP financial measures:  "constant currency", "adjusted net earnings", "adjusted basic net earnings per share" and "adjusted diluted net earnings per share".  These financial measures do not replace the presentation of the Company's reported financial results under generally accepted accounting principles (GAAP). The Company has provided these supplemental non-GAAP financial measures because they provide meaningful information regarding the Company's results on a consistent and comparable basis for the periods presented.  Management uses these non-GAAP financial measures for reviewing the operating results of its business segments, for analyzing potential future business trends in connection with its budget process and bases certain annual bonus plans on these non-GAAP financial measures.  In order to measure the Company's sales and earnings performance on a consistent and comparable basis it is necessary to remove the impact of changes in foreign currency exchange rates when measuring sales results and to exclude certain items that affect the comparability of operating results and the trend of earnings.  These items include purchased in-process research and development charges recorded in both 2006 and 2005 and additional income taxes associated with the repatriation of foreign earnings recorded in 2005.  Additional details regarding the nature, determination and financial statement impact of these items are included in Results of Operations.  Given the nature of these items, management believes that excluding them from certain financial metrics is more representative of the Company's past and potential future operational performance.  In addition, the Company believes investors will utilize this information to evaluate period-to-period results on a comparable basis and to better understand potential future operating results.  The Company encourages investors and other users of these financial statements to review its Consolidated Financial Statements and other publicly filed reports in their entirety and not to rely solely on any single financial measure.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comment and request for certain information.  If you should require further information, please do not hesitate to contact me at (269) 385-7323.

Sincerely,

/s/ DEAN H. BERGY

Dean H. Bergy

Vice President and Chief Financial Officer

cc.        Stephen P. MacMillan

            President and Chief Executive Officer